UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(July 30, 2010)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Press Release - Quarter ended June 30, 2010

2.

Financial Statements for the Three Months and Six Months ended June 30, 2010

3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended June 30, 2010

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

 ---------------------------

(REGISTRANT)

DATE: July 30, 2010

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Reports Second Quarter 2010 Financial Results

TORONTO, Canada, July 30, 2010 – Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF), a leading innovator of secure mobile applications, reported its second quarter 2010 results for the period ended June 30, 2010.  All dollar amounts are in U.S. dollars.

Financial Highlights

Revenues for the second quarter were $3.8 million, compared to $1.9 million in the same quarter a year ago. Revenues for the six months ended June 30, 2009 were $4.4 million, up 12% from $3.9 million in the same period in 2009.  Revenues in the second quarter of 2010 included $3.4 million from the settlement agreement with AllOne Mobile Corporation (“AllOne”) and $330,000 from the company’s license and VAR agreement with Intersections, Inc.

Net income for the quarter was $5.3 million or $0.11 per share, compared to net income in the same year-ago quarter of $1.1 million or $0.02 per share. The net income for the six months ended June 30, 2010 was $4.3 million, or $0.09 per share, compared to $1.2 million or $0.03 per share in the similar six months of 2009.

Included in the second quarter net income was non-cash stock-based compensation, depreciation and amortization of $223,000 versus $259,000 in Q2 2009 and a foreign exchange loss of $210,000 versus a $707,000 gain in Q2 2009.  The company recognized other income of $3.6 million from the settlement with AllOne including the return of the company’s common shares from HSA.

Cash and cash equivalents at June 30, 2010 were $14.5 million as compared to $12.7 million at December 31, 2009.

Operational Highlights

•

In June 2010, AllOne and its parent company, AllOne Heath Group, Inc. (“AHG”), and Diversinet entered into a Settlement and Mutual Release Agreement whereby the 2008 license and revenue sharing agreement was terminated, including any future revenue sharing obligations and AllOne paid Diversinet $4 million. Additionally, the parent company of AHG, Hospital Service Association of Northeastern Pennsylvania, d/b/a Blue Cross of Northeastern Pennsylvania (“HSA”), returned to Diversinet all of the common shares of Diversinet it owned, totalling 6,956,152 shares for cancellation, representing a reduction of approximately 14% of the issued and outstanding number of common shares. At the end of the second quarter there were 41.9 million issued and outstanding common shares. Furthermore, under the Settlement and Mutual Release Agreement the Stock Purchase Agreement dated August 31, 2007 between HSA and Diversinet was terminated, including certain common share put rights and board representation rights of HSA. Diversinet also retains complete ownership and control over its related intellectual property developed during the term of the 2008 license and revenue sharing agreement.

•

In April 2010, Diversinet was awarded two new patents to provide wireless carriers, device vendors and other members of the mobile ecosystem advanced methods for resolving two of the industry’s biggest problems: security and fragmentation. U.S. Patent No. 7,680,755 covers the automatic detection and classification of a mobile device, such as a smartphone or feature phone. The second patent, Canadian Patent No. 2,365,441, provides unprecedented security for mobile digital communications of information, like those involved in financial transactions and maintaining patient health care records. With the award of these two new patents, Diversinet’s intellectual property portfolio has 14 patents in the U.S., Canada and Israel, with 35 patents pending.

•

At the end of June, Colonel Ronald Poropatich, M.D., the deputy director of the U.S. Army’s Telemedicine and Advanced Technology Research Center, part of the U.S. Army Medical Research and Materiel Command, provided the House Veterans’ Affairs Health Subcommittee hearing on wireless health technologies the latest results from the adoption of mCare, the Army’s mobile health application for wounded warriors that is powered by Diversinet. As of June 1, 2010, mCare has delivered over 18,500 messages to more than 300 “warriors in transition.” The initial rollout of mCare has been to patients assigned to five sites in Alabama; Florida; Illinois; Massachusetts; and Virginia. Four additional sites for mCare are currently under consideration.

•

In May 2010, Diversinet hired Mark Trigsted to the new position of executive vice president, healthcare, with responsibilities for global business development and sales. Mr. Trigsted will lead the expansion of Diversinet’s partner network and customer base in the rapidly growing market for mobile healthcare applications that easily and securely connect people with their healthcare information, providers and payers.

“This quarter marked the beginning of a third stage for Diversinet,” said the company’s chairman and CEO, Albert Wahbe. “Our first task was to secure the mobile infrastructure and build secure mobile applications. We established our technology across all existing mobile technologies, including iPhone, Android, BlackBerry or PCs and others, and we demonstrated these applications are highly secure and connected for the mobile world.”

“Our subsequent relationships with Intersections and AllOne Mobile represented our second stage, where we rolled out our technology to live users. AllOne was particularly important, because they introduced us to the healthcare industry and helped with our mobile health care application.

“Now we have entered a third, very exciting stage. In this recent quarter as a result of the termination of the AllOne license and revenue sharing agreement we can now pursue the many opportunities in mobile healthcare. We are well financed, have proven product in the field, and. own all of our intellectual property. In addition to the tremendous progress of mCare reported by the Army in June, we are up and running with a number of pilots. And our new executive vice president, Mark Trigsted, has set a new pace in developing our global business message of ‘Healthcare. Connected and Protected.’”

Financial Summary

	Q2 2010	Q2 2009
Revenues	$3,856,460	$1,944,683
Cost of revenues	993	42,491
Gross margin	3,855,467	1,902,192

Expenses
Research and development	970,172	689,483
Sales and marketing	387,315	379,198
General and administrative	534,243	472,904
Depreciation and amortization	16,276	18,799
	1,908,006	1,560,384
Income (loss) before the undernoted	1,947,461	341,808
Foreign exchange gain (loss)	(210,332)	706,820
Interest income	12,036	7,133
Other income	3,560,707	-
Net income for the period	$5,309,872	$1,055,761
Basic and diluted earnings per share	$0.11	$0.02

Cash and cash equivalents	$14,524,336	$10,671,462
Total assets	$14,763,853	$11,172,543
Total current liabilities	$616,545	$383,913
Total shareholders’ equity	$14,147,308	$10,788,630

Weighted average basic common shares outstanding	47,721,191	47,106,935
Weighted average fully diluted common shares outstanding	47,721,191	47,221,687

For complete financial statements, including the notes and management’s discussion and analysis, please visit the investors section on our website at www.diversinet.com/AboutUs/Investors.html.

About Diversinet

Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF) provides the healthcare industry with applications that securely connect people with their healthcare information, providers and payers – anyway, anytime and anywhere. Diversinet’s reliable, end-to-end MobiSecure platform offers global, secure and cost-effective applications to meet rapidly growing needs for mobile personal health records. Connect with Diversinet Corp. at www.diversinet.com. Healthcare. Connected and Protected.

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbour” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to the success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Company Contact

Investor Relations

Diversinet Corp.

Liolios Group, Inc.

David Hackett

Ron Both

Chief Financial Officer

Managing Director

416-756-2324 ext. 275

949-574-3860 ext 1710

dhackett@diversinet.com

rboth@liolios.com

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Diversinet Corp.
CONSOLIDATED BALANCE SHEETS
[in United States dollars]

	June 30	December 31
	2010	2009
	$	$
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	14,524,336	12,667,842
Accounts receivable	-	79,717
Prepaid expenses	36,897	35,182
Total current assets	14,561,233	12,782,741
Property and equipment, net	202,620	218,126
Total assets	14,763,853	13,000,867

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	185,949	148,531
Accrued liabilities (note 3)	392,929	296,255
Deferred revenues	37,667	134,000
Total current liabilities	616,545	578,786

Shareholders’ equity
Share capital (note 4)	59,562,804	69,187,052
Contributed surplus	15,004,198	7,965,227
Share purchase warrants (note 4)	12,945	7,732
Deficit	(58,911,918)	(63,217,209)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	14,147,308	12,422,081
Total liabilities and shareholders’ equity	14,763,853	13,000,867

Commitments and contingencies (note 6)

See accompanying notes to interim consolidated financial statements.

#

Diversinet Corp.
CONSOLIDATED STATEMENTS OF NET INCOME AND DEFICIT AND COMPREHENSIVE NET INCOME
[in United States dollars]
(Unaudited)
	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
	$	$	$	$

Revenues	3,856,460	1,944,683	4,432,184	3,954,958
Cost of revenues	993	42,491	20,697	84,428
Gross margin	3,855,467	1,902,192	4,411,487	3,870,530

Expenses
Research and development	970,172	689,483	1,798,026	1,346,959
Sales and marketing	387,315	379,198	759,676	758,717
General and administrative	534,243	472,904	1,082,892	912,384
Depreciation and amortization	16,276	18,799	31,981	36,631
	1,908,006	1,560,384	3,672,575	3,054,691
Income before the undernoted	1,947,461	341,808	738,912	815,839
Foreign exchange gain (loss)	(210,332)	706,820	(22,476)	383,778
Interest income	12,036	7,133	28,148	38,566
Other income (note 7)	3,560,707	-	3,560,707	-
Net income for the period and comprehensive net income	5,309,872	1,055,761	4,305,291	1,238,183

Deficit, beginning of period	(64,221,790)	(64,945,586)	(63,217,209)	(65,128,008)
Net income for the period	5,309,872	1,055,761	4,305,291	1,238,183
Deficit, end of period	(58,911,918)	(63,889,825)	(58,911,918)	(63,889,825)

Basic and diluted earnings per share	0.11	0.02	0.09	0.03
Weighted average basic common shares outstanding	47,721,191	47,106,935	48,103,443	47,069,642
Weighted average fully diluted common shares outstanding (note 5)	47,721,191	47,221,687	48,103,443	47,106,527

See accompanying notes to interim consolidated financial statements.

#

Diversinet Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[in United States dollars]
(Unaudited)
	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
	$	$	$	$

OPERATING ACTIVITIES
Net income for the period	5,309,872	1,055,761	4,305,291	1,238,183
Add (deduct) items not requiring an outlay of cash:
Depreciation and amortization	16,276	18,799	31,981	36,631
Foreign exchange (gain) loss	206,449	(646,724)	11,075	(343,577)
Other income (note 7)	(3,060,707)	-	(3,060,707)	-
Stock-based compensation expense (note 4c)	142,495	240,665	365,204	488,810
	2,614,385	668,501	1,652,844	1,420,047
Changes in non-cash working capital:
Accounts receivable	25,960	(168,987)	79,717	(217,307)
Prepaid expenses	(2,540)	(1,183)	(1,715)	15,317
Accounts payable	(52,608)	37,497	37,418	9,537
Accrued liabilities	209,630	(28,680)	96,674	(341,496)
Deferred revenue	18,500	(1,185,834)	(96,333)	(2,610,523)
Cash provided by (used in) operations	2,813,327	(678,686)	1,768,605	(1,724,425)

FINANCING ACTIVITIES
Issue of common shares on exercise of options for cash	12,000	-	115,438	-
Cash provided by financing activities	12,000	-	115,438	-

INVESTING ACTIVITIES
Purchase of property and equipment	(8,347)	(15,463)	(16,475)	(23,112)
Cash used in investing activities	(8,347)	(15,463)	(16,475)	(23,112)

Foreign exchange gain (loss) on cash held in foreign currency	(206,449)	646,724	(11,075)	343,577
Net change in cash and cash equivalents during the period	2,610,532	(47,425)	1,856,494	(1,403,960)
Cash and cash equivalents, beginning of the period	11,913,804	10,718,887	12,667,842	12,075,422
Cash and cash equivalents, end of the period	14,524,336	10,671,462	14,524,336	10,671,462

Supplemental cash flow information:
Interest received	12,036	7,133	28,148	38,566
Supplemental disclosure relating to non-cash financing and investing activities:
Issuance of shares to employees and board (note 4(a))	67,500	41,250	135,000	69,000

Cash and cash equivalents is comprised of:
Cash			826,362	646,657
Cash equivalents			13,697,974	10,024,805
			14,524,336	10,671,462
See accompanying notes to interim consolidated financial statements.

DIVERSINET CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Amounts expressed in U.S. dollars)
Three and six months ended June 30, 2010

Diversinet Corp. (the “Company”), an Ontario corporation, develops, markets and distributes secure mobile applications and professional services to the health services, financial services, software security, and telecommunications marketplaces.

1. Significant accounting policies
(a) Basis of consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.
(b) Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles are not provided.  These unaudited interim consolidated financial statements have been prepared following accounting principles consistent with those used in the annual audited consolidated financial statements and should be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2009.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2010 and the results of operations and cash flows for the three months and six months ended June 30, 2010 and 2009.  Due to the nature of the Company’s sales cycle and the size of individual orders, the results reported in these interim unaudited consolidated financial statements should not be regarded as necessarily indicative of the results that may be expected for the entire period.

(c) Planned transition to U.S. GAAP

The Company anticipates converting its primary basis of accounting from Canadian GAAP to U.S. GAAP as of the December 31, 2010 year end, which is an acceptable alternative to International Financial Reporting Standards (IFRS).  Differences between Canadian GAAP and U.S. GAAP are reconciled in note 14 of the notes to the 2009 annual financial statements.  The Company does not intend to adopt IFRS.

(d) Changes in Canadian GAAP accounting policies not yet adopted:  The Company is intending to adopt US GAAP at December 31, 2010 and if this occurs the following Canadian GAAP Handbook sections that have not been adopted yet may not apply.

In October 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with Handbook Sections 1601, Consolidated Financial Statements (“CICA 1601”), and 1602, Non-controlling Interests (“CICA 1602”).  CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.  These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year.

In December 2009, the CICA issued EIC-175, Multiple Deliverable Revenue Arrangements (“EIC-175”).  EIC-175, which replaces EIC-142, Revenue Arrangements with Multiple Deliverables, addresses some aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year.

(e) Changes in US GAAP accounting policies not yet adopted:

Software Revenue Recognition: In 2009, FASB EITF Consensus in Update 2009-14 made amendments to Software (Codification Topic 985): Certain Revenue Arrangements That Include Software Elements.  This changes the accounting model for revenue arrangements that include both tangible products and software elements.  Affected vendors are expected to recognize revenue earlier than under previous guidance (SOP 97-2) which often resulted in deferred revenue recognition due to the absence of vendor specific objective evidence (VSOE) to separate an arrangement’s elements.  This amendment is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 5, 2010.  Early adoption at the beginning of an annual period is permitted.  A vendor may elect to apply the amendment retrospectively to all prior periods.  The Company is currently assessing the impact of this new standard on its consolidated financial statements.

2. Segmented information

The Company operates in one reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at June 30, 2010, 100% (100% - 2009) of the capital assets were located in Canada.  For the three month period ended June 30, 2010, two customers contributed 91% and 9% of the total revenue (two customers contributed 84% and 14% of the total revenue, for the same period in 2009).  For the six month period ended June 30, 2010, two customers contributed 84% and 15% of the total revenue (two customers contributed 83% and 14% of the total revenue, for the same period in 2009).  With the Settlement and Mutual Release Agreement with AllOne, the Company is not expecting future revenues from its largest customer.

Revenue is attributable to geographic location, based on the location of the customer, as follows:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
	$	$	$	$
United States	3,830,460	1,920,434	4,378,684	3,898,859
Asia	26,000	24,250	52,000	56,099
Canada	-	-	1,000	-
Other	-	-	500	-
	3,856,460	1,944,684	4,432,184	3,954,958

Revenue is attributable to product and services as follows:
	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
	$	$	$	$
Consulting services	30,460	119,684	95,350	304,958
Licensing	3,826,000	1,825,000	4,336,834	3,650,000
	3,856,460	1,944,684	4,432,184	3,954,958

3. Accrued liabilities	June 30, 2010	December 31, 2009
	$	$
Compensation	236,366	54,692
Professional fees	66,221	140,362
Miscellaneous	90,342	101,201
	392,929	296,255

4.  Share capital

(a)  Share capital and share purchase warrants: There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, compensation options and warrants:

	Warrants		Common shares
	Number	Amount	Number	Amount
Balance, December 31, 2009	170,000	$7,732	48,335,872	$69,187,052
Shares issued (i)	-	-	150,000	67,500
Stock options exercised (ii)	-	-	247,587	188,049
Board compensation (iii)	-	-	150,000	67,500
Shares cancelled (iv)			(6,956,152)	(9,947,297)
Warrants expense (v)	-	5,213	-	-
Balance, June 30, 2010	170,000	$12,945	41,927,307	$59,562,804

(i) On April 2, 2008, Mr. Wahbe entered into a three year employment agreement to continue to serve as Chief Executive Officer.  The Company has the option of paying Mr. Wahbe through the issuance of common shares to a maximum of 300,000 annually.  Share compensation during six months ended June 30, 2010 under this agreement was $67,500 representing the issuance of 150,000 common shares.  The share compensation is based on the Company’s common share price on or about the last day of the quarter.

(ii) A total of 247,587 options were exercised by employees in the six month period ended June 30, 2010 with gross proceeds, inclusive of the related stock based compensation amount, of $188,049.

(iii) On March 31, 2010 and June 30, 2010 the Company issued 18,750 common shares to each non-management board member in lieu of cash compensation, totalling 75,000 common shares for each quarter.

(iv) As part of the AllOne Settlement and Mutual Release Agreement dated June 17, 2010, HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation.  The Company has reduced share capital by an amount equal to the product of the assigned value (being $1.43 per share) and the number of shares cancelled (being 6,956,152 common shares) and increased contributed surplus by the share capital reduction less the product of the market value (being $0.44 per share) and the number of shares cancelled (being 6,956,152 common shares).

(v) Amount related to warrants vesting during the period.

The following table summarizes information for warrants outstanding:
Range of exercise price	Number outstanding	Weighted average remaining life (years)
$1.00	170,000	1.71
	170,000	1.71

(c)  Stock options

Each stock option entitles the holder to purchase one common share of the Company.  A total of 7,617,226 common shares (being 9,558,474 in the plan less 1,931,250 exercised to date) have been reserved to meet outstanding options, or future options to be granted, under the option plan.  A summary of the Company’s stock options outstanding and the changes during the six month period ended June 30, 2010 is presented below:

Number outstanding
Outstanding, beginning of period	5,637,663
Exercised	(247,587)
Cancelled and forfeited	(446,657)
Issued	590,000
Outstanding, end of period	5,533,419
Exercisable, end of period	3,462,027

The following table summarizes information for stock options outstanding:
Range of exercise price	Number outstanding	Weighted average remaining life (years)
$0.36 - $0.49	1,515,876	3.16
$0.50 - $0.60	2,744,150	2.77
$0.61 - $1.01	1,273,393	1.95
	5,533,419	2.69

The Company has granted 582,500 and 590,000 options during the three and six months ended June 30, 2010.  The weighted average estimated fair value at the date of the grant for options granted for the six months ended June 30, 2010 was $0.34.  The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Three months ended June 30	2010	2009
Risk-free interest rate	2.89%	3.68%
Volatility factor of the future expected market price	102%	85%
Weighted average expected life of options	5 years	5 years

During the three and six months ended June 30, 2010 the Company recorded stock-based compensation expense of $142,495 (2009 - $240,665) and $365,204 (2009 - $488,810), related to common shares, stock options and warrants granted to employees, officers, directors and consultants.

5. Basic and diluted earnings per share

Basic earnings per share have been calculated by dividing net income for the period by the weighted average number of shares outstanding during each period.  Diluted earnings per share has been calculated by dividing net income for the period by the weighted average number of shares and potentially dilutive shares outstanding during the period. In computing diluted earnings per share, the treasury stock method is used to determine the number of shares assumed to be purchased from the conversion of shares equivalents or the proceeds of option exercises.  For periods with a net loss, common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive.

The following table sets forth the computation of basic and diluted net income per share:
	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Numerator:
Net income available to common shareholders	$5,309,872	$1,055,761	$4,305,291	$1,238,183

Denominator:
Weighted average shares: basic	47,721,191	47,106,933	48,103,443	47,069,642
Effect of outstanding stock options	-	114,752	-	36,885
Weighted average shares: fully diluted	47,721,191	47,221,687	48,103,443	47,106,527

Net income per share: basic	$0.11	$0.02	$0.09	$0.03
Net income per share: fully diluted	$0.11	$0.02	$0.09	$0.03

6. Commitments and contingencies
Lease commitments: Total future minimum lease payments including operating costs are as follows:
2010	111,723
2011	222,992
2012	73,877
$ 408,592

During the three and six months ended June 30, 2010, the Company recorded rent expense of $60,238 (2009 - $49,139) and $119,333 (2009 - $98,362), respectively.

7. Settlement and Mutual Release Agreement

In September 2008 the Company entered into a license and revenue share agreement (the “2008 Agreement”) with AllOne Mobile Corporation (“AllOne”).  Under the terms of the 2008 Agreement, Diversinet provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  The Agreement had a term of five years.  Over the term of the Agreement, Diversinet was required to provide second and third level support as well as two major product upgrades per year.  Under the terms of the 2008 Agreement, Diversinet was to receive a minimum annual fee of $5.5 million in the first year, $7 million in year twos and three and $10 million in years four and five.  The 2008 Agreement replaces a three year licensing agreement entered into with AllOne Health Group Inc. in August 2007.  AllOne is a subsidiary of AllOne Health Group Inc. who in turn is a subsidiary of Hospital Services Association of Northeastern Pennsylvania (“HSA”).  Through a private placement in 2007, HSA acquired 6,756,757 common shares.  During January 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the 2008 Agreement upon payment of $3,000,000 to Diversinet.  On June 17, 2010 the parties entered into a Settlement and Mutual Release Agreement whereby the 2008 Agreement was terminated, including any future revenue sharing obligations and AllOne paid Diversinet $4,000,000 and HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation.  Diversinet also retains complete ownership and control over its related intellectual property developed during the term of the 2008 Agreement.  The Company has recognized $3,500,000 as revenues in Q2 2010 as it relates to products and services delivered prior to the termination date.  The difference between the total consideration received of $7,060,707 and the amount recognized as revenue has been recognized as other income (being $500,000 in cash and $3,060,707 relating to the return of 6,956,152 Diversinet common shares by HSA). In calculating the value of the consideration received, the Company valued the returned common shares using the closing price of the Company’s shares on the day immediately prior to the date of the Settlement Agreement.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”), is intended to help the reader understand the results of operations and financial condition of Diversinet Corp. (“Diversinet” or the “Company”).  The MD&A should be read in combination with our unaudited condensed consolidated financial statements and the accompanying notes.  We report our unaudited consolidated financial statements in accordance with Canadian generally accepted principles (“GAAP”).  All dollar amounts in this MD&A are in United States, or U.S. dollars unless otherwise stated.

Certain statements in this MD&A contain words such as “could”, “expects”, “may”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, and other similar language and are considered forward-looking statements or information under applicable securities laws.  These statements are based on our current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which we operate which we believe are reasonable but which are subject to important assumptions, risks and uncertainties and may prove to be inaccurate.  Consequently, our actual results could differ materially from our expectations set out in this MD&A.  In particular, see the Risk and Uncertainties section of this report, our Annual Report for the year ended December 31, 2009, and our Quarterly Report for the period ended June 30, 2010, for factors that could cause actual results or events to differ materially from those contemplated in forward-looking statements.  Unless required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is as at July 30, 2010.

EXECUTIVE OVERVIEW

Our Business and Strategy

Diversinet Corp. (Healthcare. Connected and Protected) provides applications that securely connect people with their information – anyway, anytime and anywhere.  Diversinet is focusing on healthcare, connecting users to their healthcare information through providers and payers.  Diversinet’s reliable, end-to-end MobiSecure platform offers global, secure and cost-effective applications to meet rapidly growing needs for mobile personal health records.

Founded in 1997 and based in Toronto, Canada, Diversinet offerings are derived from personal authentication and security solutions for the wireless world.  Our software and solutions protect user identity and provide secure access for consumer and business applications using a variety of mobile phones, Personal Digital Assistants (“PDA”) and personal computers.  Our scalable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services.  Our technology simplifies what had previously been a complex set of technical problems in both information security and wireless data communications.  In January 2007, Diversinet introduced new application solutions, MobiSecure® Wallet and Vault, to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy and a rebuilding of the sales and marketing strategy of the Company.

Diversinet’s MobiSecure Strong Authentication enable health care service providers, identity management service providers, financial service providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure on-line services for mobile device and personal computer users worldwide.  Our MobiSecure soft tokens (One Time Passwords) are securely provisioned and managed and are available on the leading intelligent mobile device platforms, including Apple iOS, Symbian, Microsoft, RIM, Palm and Java-based phones as well as on personal computers running Microsoft Windows.

Diversinet’s MobiSecure Wallet is a client-side secure container application, which can access or hold confidential personal information and access information via fax, email and SMS.  It operates in concert with the MobiSecure Vault, a server-side secure container application, and allows a user to access a host of personal information files.  Personal health records, financial information, payment information, entertainment or loyalty information can be accessed in real time, directly from a user’s mobile phone or other hand-held access device.  The MobiSecure Vault provides large file storage and backup to the MobiSecure Wallet and is accessible through web service interfaces and adaptors.  Diversinet’s MobiSecure SMS the exchange of sensitive information instantly via any mobile device in a secure and trusted environment.  It’s ideal for individuals without data plans.  The SMS product consists of a mobile client and a secure SMS gateway.

Diversinet’s combination of client software and wireless provisioning services enables the issuance and management of mobile device authentication tokens and also creates a technology platform from which we can provide an entirely new and powerful set of capabilities in the mobile e-commerce environment in the form of digital identities, digital permissions and wireless wallets.  In addition to providing mobile device security and provisioning solutions, Diversinet deploys an experienced professional services team for application development, consulting, training and technical support.

In September 2008, Diversinet entered into a five year license and revenue sharing agreement (“2008 Agreement”) with AllOne Mobile Corporation (“AllOne”), a wholly owned subsidiary of AllOne Health Group, Inc. (“AHG”), which in turn is a wholly owned subsidiary of Hospital Service Association of Northeastern Pennsylvania (“HSA”) to cross license certain software and share revenues from the worldwide sales.  On December 4, 2009 we announced that we commenced discussions with AllOne to renegotiate the 2008 Agreement.

On January 20, 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the 2008 Agreement upon payment of $3,000,000 to Diversinet.  In addition, and despite AllOne’s contractual obligation to pay minimum quarterly amounts of $1.75 million under the 2008 Agreement, on March 1, 2010 and June 1, 2010 AllOne failed to pay the quarterly minimum commitment due to the Company at that time.  On June 17, 2010 the parties entered into a Settlement and Mutual Release Agreement whereby the 2008 Agreement was terminated, including any future minimum commitments and any future revenue sharing obligations and AllOne paid Diversinet $4,000,000 and HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation.  Furthermore, under the Settlement and Mutual Release Agreement the Stock Purchase Agreement dated August 31, 2007 between HSA and Diversinet was terminated, including certain common share put rights and board representation rights of HSA.  Diversinet also retains complete ownership and control over its related intellectual property developed during the term of the 2008 Agreement.

In May 2007 we entered into a three year license and value added reseller (“VAR”) agreement with Intersections Inc. (“Intersections”) for our MobiSecure Wallet and MobiSecure Vault mobile secure access solutions.  In December 2008, we amended the license and VAR agreement to change the contract term to November 2010.  This amendment provides for minimum license fees over the two years of $850,000 and $1,310,000 respectively, payable quarterly in advance.  The minimum license fees clause is cancellable after March 1, 2010 upon 90 days notice, to date we have not received notification of Intersections intention to terminate the minimum license fees.

2010 Highlights

During the March 2010 CTIA Wireless Conference, Diversinet announced an increased focus on delivering secure mobile healthcare.  Elements of the Company’s new mobile health strategy include introducing new products and product enhancements, creating customized portals to support mobile health applications, expanding Diversinet’s network of healthcare partners.

Also in March 2010, we introduced Release 4.0 of MobiSecure® Wallet and Vault, which features new advanced personalization tools ideally suited to healthcare organizations.  This new release allows healthcare organizations to reduce costs and improve patient care by extending their information management to the mobile world.  With MobiSecure’s turn-key capability, this can now be accomplished without undergoing extensive product development and testing, while also maintaining feature flexibility, security and branding.

Furthermore, in March 2010, we introduced MobiSecure® SMS, a product that allows healthcare organizations and providers to exchange sensitive information with customers over a wider range of mobile devices and service plans, while maintaining a secure and trusted environment.

In April 2010, we were awarded two new patents to provide wireless carriers, device vendors and other members of the mobile ecosystem advanced methods for resolving two of the industry’s biggest problems: security and fragmentation.  U.S. Patent No. 7,680,755 covers the automatic detection and classification of a mobile device, such as a smartphone or feature phone.  The patent resolves problems that arise when carrier- or aggregator-operated online mobile app stores must support multiple operating systems (OSs) and platforms, like Android and J2ME.  Every mobile device vendor supports multiple OSs and implements an OS differently, forcing developers to rebuild their apps to meet each device’s unique requirements.  The second patent, Canadian Patent No. 2,365,441, provides unprecedented security for mobile digital communications of information, like those involved in financial transactions and maintaining patient health care records.  It helps licensees ensure compliance with industry best practices and security requirements in such laws as the Personal Health Information Protection Act (PHIPA) in Canada and the Health Insurance Portability and Accountability Act (HIPAA) in the United States.  The patent features pseudonymic digital identifiers, which are random strings of numbers that act as aliases for user names.  With the award of these two new patents, Diversinet’s intellectual property portfolio has 14 patents in the U.S., Canada and Israel, with 35 patents pending.

In May 2010, we hired Mark Trigsted to the new position of executive vice president, healthcare, with responsibilities for global business development and sales.  Mr. Trigsted will lead the expansion of Diversinet’s partner network and customer base in the rapidly growing market for mobile healthcare applications that easily and securely connect people with their healthcare information, providers and payers.

In July 2010, announced that HealthPartners, the largest consumer-governed, nonprofit healthcare organization in the United States, has licensed Diversinet’s MobiSecure® Health platform to enhance mobile communications with its 1.3 million subscribers.  Under a renewable multi-year agreement, HealthPartners will use Diversinet’s platform to support applications, developed with Diversinet, to build upon HealthPartners’ mobile portfolio. HealthPartners plans to begin rolling out applications later in the year.

RESULTS OF OPERATIONS

Revenues

For the three months ended June 30, 2010, we reported revenues of $3,856,000 compared to revenues of $1,945,000 for the three months ended June 30, 2009.  Revenues for the six months ended June 30, 2010 were $4,432,000 compared to $3,955,000 for the same period in 2009.  In September 2008, Diversinet entered into a five year license and revenue sharing agreement (“2008 Agreement”) with AllOne Mobile Corporation (“AllOne”), a wholly owned subsidiary of AllOne Health Group, Inc. (“AHG”), which in turn is a wholly owned subsidiary of Hospital Service Association of Northeastern Pennsylvania (“HSA”) to cross license certain software and share revenues from the worldwide sales.  On January 20, 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the 2008 Agreement upon payment of $3,000,000 to Diversinet.  In addition, and despite AllOne’s contractual obligation to pay minimum quarterly amounts of $1.75 million under the 2008 Agreement, on March 1, 2010 and June 1, 2010 AllOne failed to pay the quarterly minimum commitment due to the Company at that time and as a result, no revenue was recognized as collectability was uncertain.  On June 17, 2010 the parties entered into a Settlement and Mutual Release Agreement whereby the 2008 Agreement was terminated, including any future revenue sharing obligations and AllOne paid Diversinet $4,000,000 and HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation.  Furthermore, under the Settlement and Mutual Release Agreement the Stock Purchase Agreement dated August 31, 2007 between HSA and Diversinet was terminated, including certain common share put rights and board representative rights of HSA.  Diversinet also retains complete ownership and control over its related intellectual property developed during the term of the 2008 Agreement.  Diversinet has recognized $3,500,000 of the $4,000,000 as revenues in Q2 2010 as it relates to products and services delivered prior to the termination date.  Furthermore, $3,560,707 has been recognized as other income (being $500,000 in cash and $3,060,707 relating to the return of 6,956,152 Diversinet common shares by HSA).

During the three months ended June 30, 2010, the Company generated $30,000 (2009 - $120,000) from consulting services and $3,826,000 (2009 - $1,825,000) from licensing.  During the six months ended June 30, 2010, the Company generated $95,000 (2009 - $305,000) from consulting services and $4,337,000 (2009 - $3,650,000) from licensing.  For the three months ended June 30, 2010, consulting revenues include delivery of $5,000 support to Intersections and $25,000 to JCB.  License revenues were $3,500,000 from AllOne and $325,000 from Intersections.  Second quarter 2009 revenues included license revenues from AllOne of $1,625,000 and Intersections of $200,000 and the delivery of statements of work to AllOne of $13,000 and Intersections of $30,000.

The Company currently generates its revenues from a small number of customers and will not have further revenues from the 2008 Agreement.  The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income.  We continue to focus on the U.S. market where we derived 99% and 99% of our revenues for the three and six months ended June 30, 2010 (99% and 99% for 2009), respectively.

Cost of Revenues

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers.  There are no significant costs associated with the manufacturing of our software.  The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues.

Cost of revenues for the three months ended June 30, 2010, were $993 (or gross margin of 100%) compared with $42,000 (or gross margin of 98%) for the three months ended June 30, 2009 and $21,000 (or gross margin of 100%) compared with $84,000 (or gross margin of 98%) for the six months ended June 30, 2010 and 2009.  The higher margin in 2010 is the result of overall revenues being comprised of a larger percentage of license revenues.

Research and Development

Research and development expenses includes compensation of software development teams working on the continuing enhancement of our products, quality assurance and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.

Research and development expenses increased to $970,000 in the three months ended June 30, 2010 from $689,000 in the three months ended June 30, 2009 and increased to $1,798,000 in the six months ended June 30, 2010 from $1,347,000 in the six months ended June 30, 2009.  The development department often redeploys its resources to perform professional services work required to modify our products as required under our customer agreements.  As a result, during the 2010 year, product development costs of $7,000 (Q1 - $6,000; Q2 - $1,000) compared to 2009 of $37,000 (Q1 - $28,000; Q2 - $9,000) were reallocated from research and development to cost of revenues.  Research and development costs were higher in the first six months of 2010 by $451,000 partially due to the increase in salaries of $241,000 as a result of increasing in number of people from 28 in 2009 to 31 in 2010, bonus accrual of $125,000 and consulting services of $44,000. The increase in the three months ended June 30, 2010 by $406,000 is partially due to $102,000 increase in salaries, $125,000 in bonus accrual and $32,000 in consulting fees. The increase in salaries is also due to the foreign exchange fluctuations, as the Canadian/US exchange rate increased from 1:0.8598 in Q2 2009 to 1:0.9393 in Q2 2010.

Sales and Marketing

Sales and marketing expenses include compensation of sales and marketing personnel, public relations and advertising, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.

Sales and marketing expenses were $387,000 for the three months ended June 30, 2010 compared to $379,000 for the three months ended June 30, 2009.  Sales and marketing expenses were $760,000 in the six months ended June 30, 2010 compared to $759,000 for the six months ended June 30, 2009.

General and Administrative

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs.  Corporate personnel include executive officers, business development, financial planning and control, legal, human resources and corporate administrative staff.

General and administrative expenses were $534,000 for the second quarter of 2010 compared to $473,000 incurred during the similar period in 2009.  General and administrative expenses were $1,083,000 for the six months ended June 30, 2010 compared to $912,000 incurred during the six months ended June 30, 2009.  Included in general and administrative expenses are non-cash charges related to stock-based compensation.  Under GAAP, the Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options and warrant grants.  We have recorded stock-based compensation expense of $142,000 for the three months ended June 30, 2010 ($241,000 - 2009) and $365,000 for the six months ended June 30, 2010 ($489,000 - 2009).  The increase in general and administrative expenses in the first six months of 2010 is partially due to a $50,000 in bonus accrual and an increase of $181,000 in professional fees of which $70,000 is related to the AllOne legal proceedings, $51,000 related to investors relations fees, and the balance to audit and other legal fees.

Depreciation and Amortization

Depreciation and amortization expense in the second quarter of 2010 was $16,000 compared to $19,000 in the second quarter of 2009.  Depreciation and amortization expense for the six months ended June 30, 2010 decreased to $32,000 from $37,000 in the six months ended June 30, 2009.  During the second quarter of 2010, capital assets additions of $8,000 relate to computer equipment.

Foreign Exchange, Interest Income and Other Income

We have reported a foreign exchange loss of $210,000 for the three months ended June 30, 2010 compared to a foreign exchange gain of $707,000 for the similar period in 2009.  Foreign exchange losses were $22,000 for the six months ended June 30, 2010 compared foreign exchange gain of $384,000 during the six months ended June 30, 2009.  In October 2008, we exchanged US$10,000,000 into Cdn$12,940,000.  As of June 30, 2010, we continue to maintain a significant Canadian dollar cash equivalents balance as well as other Canadian dollar accounts payable and accrued liabilities.  From March 31, 2010 to the June 30, 2010, the Canadian dollar depreciated $0.0451, resulting in a loss for the quarter.  Furthermore, Cdn/US dollar currency exchange rates have fluctuated from $0.8598 in Q2 2009 to 0.9393 in Q2 2010.  We earned interest and other income of $12,000 during second quarter of 2010 compared to $7,000 for the same period in 2009 through investing our excess cash.  Interest income was $28,000 for the six months ended June 30, 2010 compared to $39,000 earned during the six months ended June 30, 2009.  Current interest rates for short term investment grade investments have decreased over the past year.

As discussed above, with the completion of the Settlement and Mutual Release Agreement with AllOne and AHG, HSA returned for cancellation 6,956,152 Diversinet common shares.  We have valued the returned shares at $3,561,000 (at a per share price of $0.44, being the closing price on the day prior to the effective date of the settlement agreement).  Furthermore, $500,000 of the $4 million paid by AllOne has been allocated to other income as it did not meet the criteria for revenue.

Net Income

We reported net income of $5,310,000, or $0.11 per share based on a weighted average 47,721,000 common shares outstanding for the three months ended June 30, 2010 compared to a net income of $1,056,000 or $0.02 per share based on a weighted average 47,107,000 common shares outstanding in the prior year’s second quarter.  The net income for the six months ended June 30, 2010 was $4,305,000 or $0.09 per share based on a weighted average 48,103,000 common shares outstanding compared to a net income of $1,239,000 or $0.03 per share based on a weighted average 47,070,000 common shares outstanding for the six months ended June 30, 2009.  The net income reported for the three and six months ending June 30, 2010 is due to the increase in revenue and other income, while the overall expenses were modestly higher than the previous periods.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents and short-term investments at June 30, 2010 were $14,524,000 compared with $10,671,000 at June 30, 2009 and $12,668,000 at December 31, 2009.  The net change in cash and cash equivalents for the six months ended June 30, 2010 was an increase of $1,857,000 compared to a decrease of $(1,404,000) for 2009.  The cash provided during the three and six months ended June 30, 2010 is mainly due to operating activities, which provided cash in an amount of $2,813,000 and $1,769,000 respectively.  This was offset by the foreign exchange losses on cash held in foreign currency of $206,000 and $11,000 respectively.  In June 2010 we received $4,000,000 from AllOne as part of the settlement agreement.  The cash used for the three and six months ended June 30, 2009 is mainly due to operating activities, which used cash in an amount of $679,000 and $1,724,000 respectively.  This was offset by the foreign exchange gains on cash held in foreign currency of $647,000 and $344,000 respectively.  During each of Q1 and Q2 2009, we recognized $1,625,000 in revenues and reduced deferred revenues accordingly.

We believe that our cash and cash equivalents as at June 30, 2010 of $14,524,000 and cash generated from operations will be sufficient to meet our cash requirements for at least the next twelve months.  We may need to raise additional amounts to meet future working capital requirements through private or public financings, strategic relationships or other arrangements to support our operations beyond the next twelve months.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Our failure to either raise capital when needed or to generate revenues could leave us with insufficient resources in the future to sustain our operations beyond the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

RELATED PARTY TRANSACTIONS

During June 2010 as part of the Settlement and Mutual Release Agreement, HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation, valued at $3,561,000 (at a per share price of $0.44, being the closing price on the day prior to the effective date of the settlement agreement).  The Company has had commercial transactions with subsidiaries of HSA as disclosed above.

UNAUDITED QUARTERLY SELECTED FINANCIAL INFORMATION

The following table presents unaudited selected financial data for each of the last eight quarters ended June 30, 2010:

	Revenue for the period	Net income (loss) for the period	Income (loss) per share
	($000’s)	($000’s)	($)
June 30, 2010	3,856	5,310	0.11
March 31, 2010	576	(1,005)	(0.02)
December 31, 2009	2,069	(406)	(0.01)
September 30, 2009	1,949	1,078	0.02
June 30, 2009	1,945	1,056	0.02
March 31, 2009	2,010	182	0.00
December 31, 2008	1,924	272	0.01
September 30, 2008	1,784	142	0.00

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, income tax valuation allowances, stock based compensation, the useful life of depreciable assets and the recoverability of fixed assets. In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties, and, makes judgments, which in their opinion at the time, represent fair, balanced and appropriate conservative estimates and assumptions.  Actual results could differ from those estimates.

In our 2009 Annual Audited Consolidated Financial Statements and Notes thereto as well as in our 2009 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations.  For the three and six months ended June 30, 2010 there are no changes to the critical accounting policies and estimates from those found in our 2009 Annual MD&A.

RECENTLY ISSUED ACCOUNTING STANDARDS

International Financial Reporting Standards (IFRS):  In February 2008, the Canadian Accounting Standards Board announced the adoption of International Financial Reporting Standards for publicly accountable enterprises.  The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company anticipates converting its primary basis of accounting from Canadian GAAP to U.S. GAAP as of the December 31, 2010 year end, which is an acceptable alternative to IFRS.  Differences between Canadian GAAP and U.S. GAAP are reconciled in note 14 of the notes to the 2009 annual financial statements.

Consolidated financial statements:  In January 2009, the CICA issued Handbook Section 1601, “Consolidated financial statements,” which replaces the existing standards.  This section establishes the standards for preparing consolidated financial statements.  This standard is effective for 2011.  Earlier adoption is permitted.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three and six months ended June 30, 2010, we did not make any significant changes in, nor take any corrective actions regarding, our internal controls or other factors that could significantly affect these controls.  We periodically review our internal controls for effectiveness and conduct an evaluation of our disclosure controls and procedures each quarter.

RISKS AND UNCERTAINTIES

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our annual Form 20-F filed with the SEC in the United States at www.sec.gov and filed on SEDAR in Canada at www.sedar.com.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Impact of current economic conditions: The current unfavorable economic conditions may negatively impact the Company’s financial viability.  Unfavorable economic conditions could also increase the Company’s financing costs, negatively affect profitability, limit access to capital markets and negatively impact the ability to maintain or attract customers.  The Company often enters into multi-year contracts with customers that often have minimum threshold amounts due to us.  These contracts, including the Intersections agreement have a risk of cancellation if there is slow customer adoption.  Due to the economic uncertainty, our customers may default on their obligations under these agreements or seek to renegotiate certain of their financial obligations.

Financial resources:  The attached consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations may not be sufficient to cover our operating expenses at present.  We have historically obtained funding for operations from private placements, but there is no assurance we will be able to do so again in the future or on terms favourable to the Company, despite the progress of the business.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Variability of performance:  Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

Liquidity of our common shares: If our common shares should become ineligible for continued quotation on the Over the Counter Bulletin Board or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.  In July 2008, our common shares were also posted for trading on the TSX Venture Exchange on Tier 1 as a technology issuer under the symbol DIV.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security, identity management solutions, secure application platform solutions in the health care market and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Dependence on key customers; concentration of credit: The loss of any key customer, including the recent loss of AllOne, and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition.  Our customer base has included large healthcare providers, financial institutions and security providers.  As a result, we may maintain individually significant receivable balances due from them.  If these customers fail to meet their payment obligations, our operating results and financial condition could be adversely affected.  As at June 30, 2010, two customers accounted for 90% and 9% of our quarterly revenues.  With the termination of the 2008 Agreement, our agreement with Intersections is currently our only long term license agreement which provides minimum license fees payable in 2010.

Foreign exchange:  Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal 2009 and fiscal 2010 year to date, we incurred a portion of our expenses in U.S. dollars and Canadian dollars.  Changes in the value of the Canadian currency relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  During fiscal 2010, and 2009 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.  During October 2008, we exchanged $10,000,000 into Cdn$12,940,000.  As the majority of our expenses are in Canadian dollars, we believe that this exchange was a prudent decision to match the longer term requirement for Canadian dollars to meet ongoing Canadian dollar expenses.  The Company does not have any foreign currency derivative instruments outstanding at June 30, 2010.

Litigation: On January 20, 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the License and Revenue Share Agreement (“2008 Agreement”), dated as of September 2, 2008 upon payment to the Company of $3,000,000.  In addition, and despite AllOne’s contractual obligation to pay minimum quarterly amounts of $1.75 million under the 2008 Agreement, on March 1, 2010 and June 1, 2010 AllOne failed to pay the quarterly minimum commitment due to the Company at that time.  On June 17, 2010 the parties entered into a Settlement and Mutual Release Agreement whereby the 2008 Agreement was terminated, including any future revenue sharing obligations and AllOne paid Diversinet $4,000,000 and HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation.  Furthermore, under the Settlement and Mutual Release Agreement the Stock Purchase Agreement dated August 31, 2007 between HSA and Diversinet was terminated, including certain common share put rights and board representative rights of HSA.  Diversinet also retains complete ownership and control over its related intellectual property developed during the term of the 2008 Agreement.  Our Company has previously been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any proceedings may have a material adverse impact on our business and financial condition.